April 16, 2026

David Bailey
Chief Executive Officer
Nakamoto Inc.
300 10th Ave South
Nashville, TN 37203

       Re: Nakamoto Inc.
           Registration Statement on Form S-3
           Filed April 9, 2026
           File No. 333-294958
Dear David Bailey:

       This is to advise you that we have not reviewed and will not review your registration statement.

        Please refer to Rules 460 and 461 regarding requests for acceleration. We remind you that the company and its management are responsible for the accuracy and adequacy of their disclosures, notwithstanding any review, comments, action or absence of action by the staff.

       Please contact David Lin at 202-551-3552 with any questions.



                                                           Sincerely,

                                                           Division of
Corporation Finance
                                                           Office of Crypto
Assets
cc:    Michael S. Lee